QuickLinks -- Click here to rapidly navigate through this document

Exhibit a(1)(iv)

        October 25, 2007

[Kaiser Group Holdings, Inc. LOGO]

MR A SAMPLE
DESIGNATION (IF ANY)
ADD 1
ADD 2
ADD 3
ADD 4
ADD 5
ADD 6

Dear Stockholder:

Kaiser Group Holdings, Inc. ("Kaiser Group" is pleased to announce a voluntary program through which stockholders owning fewer than 100 shares of Kaiser Group common stock may conveniently sell all their shares for $29.80 per share.

While we value all of our stockholders, we realize that the inconvenience and cost of commissions may have deterred you from selling fewer than 100 shares in the past. For this reason, we are offering you this program.

To participate in this voluntary program, please contact your broker or account representative and inform them of your decision to sell shares through this special program.

All terms of the program are contained in this letter and its Questions and Answers section on the reverse side and the accompanying Offer to Purchase. If you have any further questions or would like public information about Kaiser Group, please call your broker or account representative.

Sincerely,

Douglas W. McMinn
 President & CEO

TO PARTICIPATE IN THIS PROGRAM,
PLEASE CALL YOUR BROKER OR ACCOUNT REPRESENTATIVE
BY NOVEMBER 28, 2007.

QUESTIONS & ANSWERS

1.    How do I sell my Kaiser Group shares?

To sell your shares, you must contact your broker or account representative and inform them of your decision to sell through this special program. You must tender all of your shares; partial tenders will not be accepted.

2.    What will I be paid for my Kaiser Group shares?

Kaiser Group will purchase the shares sold through the Program and stockholders will receive a fixed price of $29.80 per share which is equal to the highest closing market price for Kaiser Group Common Stock reported in the 90 day period preceding the date of this notice.

3.    What is the current price of Kaiser Group common stock?

Kaiser Group common stock is quoted over the counter on the Pink Sheets under the Stock symbol "KGHI." The closing price on October 24, 2007 was $28.70.

4.    When will I receive my money?

As Paying Agent, Computershare Trust Company, N.A. will distribute the sales proceeds to your broker/bank, or to a broker depository for forwarding purposes, approximately ten business days after the Program expires. Please allow time for the broker/bank to credit your account with the proceeds.

5.    How much time do I have to participate?

The program will expire at 5:00 pm New York City time on NOVEMBER 30, 2007, unless extended. Your broker may need additional time to process your request, so we suggest you indicate your decision, if any, no later than November 28, 2007.

To participate, please call your broker or account representative.

KAISER GROUP HOLDINGS, INC. RESERVES THE RIGHT TO EXTEND, AMEND AND/OR TERMINATE THE PROGRAM AT ANY TIME, AS WELL AS THE RIGHT TO REJECT OR WAIVE ANY IRREGULARITIES OF ANY TRANSMITTAL NOT IN PROPER ORDER. THE PROGRAM IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM, ANY STOCKHOLDER IN ANY JURISDICTION IN WHICH THE PROGRAM WOULD NOT COMPLY WITH THE LAWS OF SUCH JURISDICTION. ALL PROCESSING FEES COLLECTED DURING THIS PROGRAM WILL BE USED TO OFFSET THE PROGRAM'S EXPENSES. SUCH EXPENSES INCLUDE, BUT ARE NOT LIMITED TO, GEORGESON INC.'S MANAGEMENT FEE, PRINTING, POSTAGE, DATA PROCESSING, TELEPHONE, STOCK TRANSFER, INSPECTION OF TENDERS, CURING OF DEFECTS, CHECK ISSUANCE, AND BROKER-RELATED COSTS. KAISER GROUP HOLDINGS, INC. AND GEORGESON INC. ARE NOT MAKING ANY RECOMMENDATION AS TO YOUR PARTICIPATION IN THE PROGRAM AND ARE NOT UNDER ANY OBLIGATION AS A RESULT OF THIS PROGRAM TO PROVIDE ANY UPDATES OR OTHER INFORMATION DIRECTLY TO PERSONS CONSIDERING WHETHER OR PARTICIPATE IN THE PROGRAM.

QuickLinks

QUESTIONS & ANSWERS